Exhibit 99.1

Operational Update on Impact of COVID-19

New Delhi, April 10, 2020: Azure Power Global Limited (NYSE: AZRE) (the "Company"), a leading independent solar power producer in India, today announced certain operational and financial updates.

As of April 10, 2020, our operating projects have not been materially impacted related to the COVID 19 outbreak. We remain comfortable with our revenue and operating megawatt guidance for fiscal years 2020 and 2021 that we provided on February 12, 2020. For fiscal year 2020, we expect revenues will be between INR 12,900 million - 13,000 million which is line with guidance of INR 12,770 – 13,350 million and 1,808 MWs were operational, which is also in line with our guidance.

Our plants remain fully operational during the recent “lockdown” in India as electricity generation is designated as an essential service in the country. There have not been any cases of coronavirus reported by our employees as of April 10, 2020. We have been receiving payments towards electricity supplied from all our customers in normal course and there has only been minor curtailment of our plants, as of date.

There has been significant reduction in electricity demand in India and DISCOMs are reporting they are seeing delays in payments from their customers. We have received Force Majeure notices from various DISCOMS stating their inability to perform their obligations under the terms of the PPA due to COVID-19. However, the Ministry of New and Renewable Energy (MNRE) has sent a directive to all state DISCOMS to reiterate that all renewable energy facilities in India have been granted “must run status” and this status of ‘must run’ remains unchanged during the period of lockdown. MNRE has further clarified that any curtailment but for grid safety reasons would amount to deemed generation. In addition, Ministry of Power, in a letter to all State Governments, has clarified that - “the obligation to pay for the power within 45 days of the presentation of the bill (or the period of given in the PPA) remains the same.” Based on Ministry of Power and MNRE directives, Solar Energy Corporation of India (SECI) has denied force majeure claims from various DISCOMs which have cited low demand and delayed payments from their customers due to COVID-19. In one of its responses to the state DISCOM of Haryana (HPPC), SECI stated - “In view of the above, so long, there is a demand in Haryana, covering the Renewable Power capacity contracted under the PSA(s) and the corresponding PPA(s), it is incumbent on HPPC to schedule the power. HPPC is not entitled to plead COVID-19 or consequent load demand reduction as a reason for not availing the Solar and Wind Power.”

Our liquidity position remains sufficient to continue normal operations through at least the end of fiscal year 2021, ending March 31, 2021, even if only some of the highest debt-rated counterparties, such as Government-of-India-owned SECI, continue to make payments for electricity received. As of date, our unrestricted cash and cash equivalents were approximately INR 9,400 million (US$ 125 million) and our accounts receivable balance was approximately INR 5,200 million (US$ 69 million). To further bolster liquidity, we are exploring working capital lines and revolving credit lines with domestic and international financial institutions.

Financing for our 1,290 MWs of under construction projects remain on schedule. The Assam 1 (90 MW) and Rajasthan 6 (SECI 600 MW) projects have debt funding in place. We have received a commitment from EDC, Societe Generale, and MUFG Bank for the debt funding of our Rajasthan 8 (SECI 300 MWs) project, and financing documentation and due diligence are in process. We are also in advanced discussions with banks for the debt funding of Rajasthan 9 (SECI 300 MWs).

Due to the Government of India “lock down” directive, our plants under construction have stopped activity until the lock down ends.  Our counterparties for these plants have recognized our force majeure claim and we do not expect to incur any penalty from delays related to COVID-19 for our plants under construction. We do not foresee any increase in our project costs related to COVID-19 as of date and would note that metal and module prices have recently declined due to softness in global demand.

Please refer to the investors section of the Company's website at http://investors.azurepower.com/ for more information.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio. With its in-house engineering, procurement and construction expertise and advanced inhouse operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes since its inception in 2008. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Azure Power - Investor Contact:
Nathan Judge, CFA
ir@azurepower.com
Investor Relations, Azure Power

Azure Power - Media Contact:
Samitla Subba
pr@azurepower.com
+91-11-4940-9800
Policy and Communications, Azure Power

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